Mail Stop 6010

July 9, 2007

VIA U.S. MAIL AND FAX (408) 486-2840

Mr. Marvin D. Burkett
Chief Financial Officer
Nvidia Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

      Re: **Nvidia Corporation**
                Form 10-K for the year ended January 28, 2007
                Filed March 16, 2007
                File No. 000-23985

Dear Mr. Burkett:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended April 29, 2007

Management's Discussion and Analysis, page 21

1.   When you cite more than one factor in explaining the change in a financial
        statement line item, the amounts of the individual factors cited, including
        offsetting factors, should be separately quantified. Please apply throughout
        MD&A in future filings.

Note 10. Balance Sheet Components, page 14

2.   We note that "accrued customer programs" represent 22% of your total liabilities.
        Please tell us and revise future filing to disclose the nature of these customer
        programs and how you account for them. Cite the accounting literature that
        supports your accounting treatment.

Form 8-K filed March 10, 2007

3.   Please revise the statement of income to remove the "total stock-based
        compensation expense" line-item from the table included as a footnote on the face
        of your statements of income. As indicated in SAB Topic 14-F, you can revise
        the statement to present the related stock-based compensation charges in a
        parenthetical note to the appropriate income statement line items.

4.   We note that you present your non-GAAP measures and reconciliation in the
        form of adjusted statement of income. This format may be confusing to investors
        as it also reflects several non-GAAP measures, including non-GAAP gross profit,
        non-GAAP operating income, non-GAAP income before income tax expense,
        non-GAAP income taxes, non-GAAP basic net income per share, and non-GAAP
        diluted shares, which have not been described to investors. In fact, it appears that
        management does not use certain of these non-GAAP measures but they are
        shown here as a result of the presentation format. Please note that Instruction 2 to
        Item 2.02 of Form 8-K requires that when furnishing information under this item
        you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of
        Regulation S-K, including a reconciliation to the directly comparable GAAP
        measure for each non-GAAP measure presented and explain why you believe the
        measures provide useful information to investors.

- To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief